Exhibit 99.2

NiCE Announces International Partner of the Year Winners at its 2025 Partner
Summit, Broadening CXone Mpower’s Global Reach

This year’s winners enabled more organizations in international markets to realize the benefits of AI and automation within customer service across APAC and EMEA

Hoboken, N.J., June 5, 2025 – NiCE (Nasdaq: NICE) today announced the winners of its 2025 International Partner Awards at the Partner Summit events held in Croatia and Thailand. These honorees are helping our customers drive innovation, meet ambitious timelines, and deliver success in the new era of customer service automation with CXone Mpower.

Winners were recognized across several categories. Standout partner wins included:

•	UK&I Partner of the Year – A 23-year partnership excelling in strategic wins, customer success, and AI platform adoption across the region. The winner was SVL Business Solutions Limited.

•
APAC Partner of the Year – An exemplary partner recognized for exceptional performance, market leadership, and highest bookings across categories including CXone Mpower and customer service automation. The winner was Optus Enterprise Solutions.

•	Disruptor Partner of the Year – A bold newcomer transforming NiCE’s enterprise approach in EMEA with visionary execution. The winner was Natilik.

•	Game Changer Partner of the Year – A digital and AI go-getter that has built a 20+ strong CXone Mpower team and secured four new logos in less than 6 months. The winner was Cirrus.

•	APAC Rookie Partner of the Year – A 2024 partnership that has achieved rapid success within the first 12 months. The winner was Singtel Telecommunications Limited.

•	APAC Rising Star Partner of the Year – A fast mover that secured the largest year-over-year booking growth in the region. The winner was NTT DATA.

•
European Partner of the Year – A standout partner known for smooth migrations, customer focus, and the successful delivery of a sovereign cloud project in a regulated market. The winner was CCT Solutions.

Darren Rushworth, President, NiCE International, said, “At the 2025 International Partner Summits, we reaffirmed our partner-first strategy and commitment to increased investment in our global ecosystem. All of this year’s award winners demonstrate the innovation, expertise, and dedication needed to help customers achieve service excellence, accelerate time to value, and adopt AI-driven automation. Our partners are essential to delivering efficiency, value, and transformative experiences in an ever-evolving market.”

About NiCE

NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact

Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors

Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.